FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Exhibits

Exhibit No.	Description
99.1	Notice to Warrantholders re: Common Share Purchase Warrant Indenture dated November 26, 2003
99.2	Notice to Warrantholders re: Common Share Purchase Warrant Indenture dated July 6, 2006
99.3	Notice to Warrantholders re: Common Share Purchase Warrant Indenture dated October 22, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: December 6, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT 99.1

NOTICE TO WARRANTHOLDERS

NAME CHANGE AND SHARE CONSOLIDATION

TO:	Warrantholders of Central Sun Mining Inc. (formerly Glencairn Gold Corporation) (the “Company”)

RE:

Common Share Purchase Warrant Indenture (the “Warrant Indenture”) dated November 26, 2003 between the Company and Equity Transfer & Trust Company (formerly Equity Transfer Services Inc.) (the “Warrant Agent”), as supplemented by (i) the Supplemental Warrant Indenture dated March 3, 2004 between the Company and the Warrant Agent, and (ii) the Supplemental Warrant Indenture dated December 9, 2004 between the Company and the Warrant Agent

On November 29, 2007, the Company filed Articles of Amendment to change its name to Central Sun Mining Inc. and to consolidate its outstanding common shares on a one-for-seven basis. At the open of markets on December 5, 2007, the Company’s common shares will commence trading on the Toronto Stock Exchange and the American Stock Exchange on a consolidated basis, under the new name Central Sun Mining Inc. and under the new symbols “CSM” (TSX) and “SMC” (AMEX). Also at the open of markets on December 5, 2007, your common share purchase warrants will commence trading on the Toronto Stock Exchange under the new name Central Sun Mining Inc. and under the new symbol “CSM.WT”.

Pursuant to subsection 2.12(1) of the Warrant Indenture, as a result of the consolidation, the new Exchange Basis (as defined in the Warrant Indenture) is 1/7th and the new Exercise Price (as defined in the Warrant Indenture) is $8.75. Therefore, the terms of your currently outstanding $1.25 common share purchase warrants which are listed on the Toronto Stock Exchange have been changed such that seven previously outstanding warrants will entitle you to purchase one common share at a price of $8.75 at any time prior to 5:00 p.m. (Toronto time) on November 26, 2008.

DATED as of the 4th day of December, 2007.

CENTRAL SUN MINING INC.

By:	“Lorna D. MacGillivray”

Lorna D. MacGillivray

Corporate Secretary and General Counsel

EXHIBIT 99.2

NOTICE TO WARRANTHOLDERS

NAME CHANGE AND SHARE CONSOLIDATION

TO:	Warrantholders of Central Sun Mining Inc. (formerly Glencairn Gold Corporation) (the “Company”)

RE:	Common Share Purchase Warrant Indenture (the “Warrant Indenture”) dated July 6, 2006 between the Company and Equity Transfer & Trust Company

On November 29, 2007, the Company filed Articles of Amendment to change its name to Central Sun Mining Inc. and to consolidate its outstanding common shares on a one-for-seven basis. At the open of markets on December 5, 2007, the Company’s common shares will commence trading on the Toronto Stock Exchange and the American Stock Exchange on a consolidated basis, under the new name Central Sun Mining Inc. and under the new symbols “CSM” (TSX) and “SMC” (AMEX).

Pursuant to subsection 2.12(1) of the Warrant Indenture, as a result of the consolidation, the new Exchange Basis (as defined in the Warrant Indenture) is 1/7th and the new Exercise Price (as defined in the Warrant Indenture) is $5.60. Therefore, the terms of your currently outstanding $0.80 common share purchase warrants have been changed such that seven previously outstanding warrants will entitle you to purchase one common share at a price of $5.60 at any time prior to 5:00 p.m. (Toronto time) on the earlier of (i) July 6, 2008, and (ii) at the option of the Company, the date that is 30 days following provision of notice to Warrantholders and the Warrant Agent from the Company that the closing price of its common shares on the Toronto Stock Exchange has been at least $8.40 for 30 consecutive trading days.

DATED as of the 4th day of December, 2007.

CENTRAL SUN MINING INC.

By:	“Lorna D. MacGillivray”

Lorna D. MacGillivray

Corporate Secretary and General Counsel

EXHIBIT 99.3

NOTICE TO WARRANTHOLDERS

NAME CHANGE AND SHARE CONSOLIDATION

TO:	Warrantholders of Central Sun Mining Inc. (formerly Glencairn Gold Corporation) (the “Company”)

RE:	Common Share Purchase Warrant Indenture (the “Warrant Indenture”) dated October 22, 2007 between the Company and Equity Transfer & Trust Company

On November 29, 2007, the Company filed Articles of Amendment to change its name to Central Sun Mining Inc. and to consolidate its outstanding common shares on a one-for-seven basis. At the open of markets on December 5, 2007, the Company’s common shares will commence trading on the Toronto Stock Exchange and the American Stock Exchange on a consolidated basis, under the new name Central Sun Mining Inc. and under the new symbols “CSM” (TSX) and “SMC” (AMEX).

Pursuant to subsection 2.12(1) of the Warrant Indenture, as a result of the consolidation, the new Exchange Basis (as defined in the Warrant Indenture) is 1/7th and the new Exercise Price (as defined in the Warrant Indenture) is $1.26. Therefore, the terms of your currently outstanding $0.18 common share purchase warrants have been changed such that seven previously outstanding warrants will entitle you to purchase one common share at a price of $1.26 at any time prior to 5:00 p.m. (Toronto time) on October 22, 2010.

Note that these common share purchase warrants and the common shares issuable upon exercise thereof remain subject to resale restrictions until February 23, 2008.

DATED as of the 4th day of December, 2007.

CENTRAL SUN MINING INC.

By:	“Lorna D. MacGillivray”

Lorna D. MacGillivray

Corporate Secretary and General Counsel